File Number:       57529-0023-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

October 25, 2007

BY COURIER AND FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549

Attention:       Mr. Russell Mancuso, Branch Chief

Dear Mr. Mancuso:

MIV Therapeutics, Inc. (the "Company")
Amendment No. 1 to Form SB-2 on Form S-1
SEC File No. 333-144587

We write on behalf of the Company in response to the letter of August 9, 2007 from the Securities and Exchange Commission (the "Commission") commenting on the Registration Statement on Form SB-2 (the "Registration Statement") filed July 16, 2007 with the Commission by the Company (the "Comment Letter").

On behalf of the Company, we have filed with the Commission, via the EDGAR system, Amendment No. 1 to Form SB-2 on Form S-1 (the "Form S-1 Registration Statement") that updates the Registration Statement pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of the Form S-1 Registration Statement, plus two copies that have been redlined to show the changes from the Registration Statement.

On behalf of the Company we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the Form S-1 Registration Statement.

Comment

1.       Please demonstrate that you are eligible to use Form SB-2. Show us your public float calculations per Regulation S-B Item 10(a).

Response:

We thank the Commission for its comment in this respect, and we thus confirm, on behalf of the Company, that, upon the Company's review of its public float calculations within the time period specified by Regulation S-B Item 10(a), we agree that the Company no longer qualifies as a small business issuer. Accordingly, we confirm, on behalf of the Company, that the Company has now prepared and filed the enclosed Form S-1 Registration Statement as an amendment to the Form SB-2 previously filed, and we hope and trust that this is now satisfactory in this regard.

Executive Compensation, page 56

2.       Please update your disclosure to provide information for the last completed fiscal year.

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that the Company has now updated the disclosure in the enclosed Form S-1 Registration Statement to provide the Company's executive compensation information for the last completed fiscal year, and we hope and trust that this is now satisfactory in this regard.

Financial Statements

3.       Please update your registration statement to include the current financial statements.

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that the Company has now updated the enclosed Form S-1 Registration Statement to include the Company's audited consolidated financial statements as at and for the years ended May 31, 2007, 2006 and 2005, together with its unaudited interim consolidated financial statements for the three months ended August 31, 2007 and 2006, and we hope and trust that this is now satisfactory in this regard.

Exhibit 5.1

4.       We note your opinion of counsel's limitation in the paragraph that starts "[f]or purposes of this opinion, we have not...". An opinion from counsel that limits its review of documents necessary to form its opinion may not be filed to comply with your obligation under Registration S-B Item 601(b)(5). Please file an opinion without such limitations.

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that we have now amended and updated our opinion to remove this paragraph and, as such, confirm that we have now refiled the opinion with the enclosed Form S-1 Registration Statement, and we hope and trust that this is now satisfactory in this regard.

5.       It is generally inappropriate to file an opinion that assumed conclusions of law that are a necessary requirement for the ultimate legality opinion. We note your assumption in paragraph (iii). Please have your counsel revise this opinion to remove this assumption.

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that we have now amended and updated our opinion to remove this paragraph and, as such, reaffirm that we have now refiled the opinion with the enclosed Form S-1 Registration Statement, and we hope and trust that this is now satisfactory in this regard.

6.       We note the asterisk at the end of the opinion. Please ask counsel to (1) tell us why the asterisk is necessary; (2) tell us whether the asterisk is intended in any way to limit the jurisdiction covered by the opinion; and (3) confirm to us in writing submitted on EDGAR that it is taking full responsibility for the applicable law in the state in which you are incorporated.

Response:

We thank the Commission for its comment in this respect, and we confirm, on behalf of the Company, that Mr. Ono is licensed to practice law in the Province of British Columbia, Canada, and in the State of California. However, since the opinion has been rendered on letterhead that identifies Lang Michener LLP's Vancouver, British Columbia, office, Mr. Ono's qualification as a U.S. attorney is not self-evident. Accordingly, the asterisk and the accompanying note were added to disclose that Mr. Ono is in fact rendering the opinion in his capacity as an attorney qualified to practice law in the State of California and are not in any way intended to limit the ambit of the opinion. We confirm that, as disclosed in the operative part of the opinion, Mr. Ono is taking responsibility for his opinion with respect to matters governed by the relevant corporate laws of the state of incorporation of the registrant, namely, Nevada. Nonetheless, we confirm, on behalf of the Company, that we have now amended our opinion to remove the asterisk and, as such, reaffirm that we have now refiled the opinion with the enclosed Form S-1 Registration Statement, and we hope and trust that this is now satisfactory in this regard.

If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

TJD/msp

cc.      Jay Mumford
cc.       MIV Therapeutics, Inc.; Attn: Alan P. Lindsay, Chairman